

March 30, 2011

Mr. Ronghua Wang
Chief Executive Officer
Biostar Pharmaceuticals, Inc.
No. 588 Shiji Xi Avenue
Xianyang, Shaanxi Province
The People's Republic of China

Re: Biostar Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 31, 2010
File No. 001-34708

Dear Mr. Wang:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief